                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*

                        TAITRON COMPONENTS INCORPORATED
------------------------------------------------------------------------------
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  874028 10 3
                             --------------------
                                (CUSIP Number)
                                -------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stewart Wang

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)  [ ]
                                   (b)  [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                    5    SOLE VOTING POWER
                         870,479**
NUMBER OF           6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH       7    SOLE DISPOSITIVE POWER
REPORTING                870,479**
PERSON WITH:
                    8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     870,479**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.84 %

12   TYPE OF REPORTING PERSON

     IN


**    Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 2,700 shares of Class A Common Stock owned of record by Mr. Wang's wife; and; 105,167 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.


ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               28040 West Harrison Parkway
               Valencia, California 91355-4162

ITEM 2(A).     NAME OF PERSON FILING:

               Stewart Wang

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               28040 West Harrison Parkway
               Valencia, California 91355-4162

ITEM 2(C).     CITIZENSHIP:

               United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.001 per share

ITEM 2(E).     CUSIP NUMBER:

               874028 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable

ITEM 4.        OWNERSHIP:

ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               870,479**

ITEM 4(B)      PERCENT OF CLASS:

               17.84 %

ITEM 4(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               870,479**

ITEM 4(I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               870,479**

ITEM 4(II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:


ITEM 4(III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               870,479**

ITEM 4(IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:


**    Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 2,700 shares of Class A Common Stock owned of record by Mr. Wang's wife; and; 105,167 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable


ITEM 10.  CERTIFICATION.

          Not Applicable

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               January 31, 2002
      ------------------------------------------------------
                                    (Date)
                      /s/ Stewart Wang, CEO and President
      ------------------------------------------------------
                                  (Signature)


                        Stewart Wang, CEO and President
       ------------------------------------------------------
                                 (Name/Title)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tzu Sheng Ku

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)  [ ]
                                   (b)  [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Paraguay
                    5    SOLE VOTING POWER
                         1,186,362 **
NUMBER OF           6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH       7    SOLE DISPOSITIVE POWER
REPORTING                1,186,362 **
PERSON WITH
                    8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,186,362 **

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     24.31%

12   TYPE OF REPORTING PERSON

     IN

** Of the 1,186,362 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku's wife and 133,635 shares are owned of record by Mr. Ku's three minor children and includes 17,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.


ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               28040 West Harrison Parkway
               Valencia, California 91355-4162

ITEM 2(A).     NAME OF PERSON FILING:
               Tzu Sheng Ku

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Principal Business Office:
            Calle Rubio NU No. 176
            Cuidad Del Este, Paraguay

ITEM 2(C).  CITIZENSHIP:

            Paraguay

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.001 per share

ITEM 2(E).  CUSIP NUMBER:

            874028 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP.

ITEM 4(A)   AMOUNT BENEFICIALLY OWNED:

            1,186,362 **

ITEM 4(B)   PERCENT OF CLASS:

            24.31%

ITEM 4(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            1,186,362 **

ITEM 4(I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

            1,186,362 **

ITEM 4(II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

            1,186,362 **

ITEM 4(IV)  SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:


** Of the 1,186,362 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku's wife and 133,635 shares are owned of record by Mr. Ku's three minor children and includes 17,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               January 31, 2002
            ------------------------------------------------------
                                    (Date)
                          /s/ Tzu Sheng Ku / Chairman
            ------------------------------------------------------
                                  (Signature)

                            Tzu Sheng Ku / Chairman
            ------------------------------------------------------
                                 (Name/Title)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard Chiang

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [ ]
                                                       (b)  [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Taiwan
               5    SOLE VOTING POWER
                    292,194 **
NUMBER OF      6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH  7    SOLE DISPOSITIVE POWER
REPORTING           292,194 **
PERSON WITH
               8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     292,194 **

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.99%

12   TYPE OF REPORTING PERSON

     IN

** Included in the 292,194 shares of Class A Common Stock reported herein as being beneficially owned by Richard Chiang, are 17,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.


ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               28040 West Harrison Parkway
               Valencia, California 91355-4162

ITEM 2(A).     NAME OF PERSON FILING:

               Richard Chiang

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Principal Business Office:
               2F No.233-1, Bao Chiao Road, Hsin Tein
               Taipei Hsien, Taiwan, R.O.C.

ITEM 2(C).     CITIZENSHIP:

               Taiwan

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.001 per share

ITEM 2(E).     CUSIP NUMBER:

               874028 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP.

ITEM 4(A) AMOUNT BENEFICIALLY OWNED:

          292,194 **

ITEM 4(B) PERCENT OF CLASS:

          5.99%

ITEM 4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          292,194 **

ITEM 4(I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

          292,194 **

ITEM 4(II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

            292,194 **

ITEM 4(IV)  SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:


** Included in the 292,194 shares of Class A Common Stock reported herein as being beneficially owned by Richard Chiang, are 17,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   January 31, 2002
                ------------------------------------------------------
                                        (Date)
                             /s/ Richard Chiang / Director
                ------------------------------------------------------
                                      (Signature)

                               Richard Chiang / Director
                ------------------------------------------------------
                                     (Name/Title)